U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Allen Holding Incorporated
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   (Last)                           (First)             (Middle)
711 Fifth Avenue

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                                    (Street)

New York                        New York                10022
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   (City)                           (State)              (Zip)

Chaparral Resources, Inc. (NASDAQ:CHAR)
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


September 2000
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4.   Statement for Month/Year


October 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                                            P         5,561,165     A(1)    $1.86   5,707,578(1)    I(2)    Corporation
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Warrants to
purchase common stock                                                                                    48,283      I     Corp
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8% C.V Subordinated
Promissory Notes
                 $1.86    9/21/00                           9/21/00          C/S      1,075,268         O(I)        I      Corp
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
     Explanation  of  Responses:

(1) Includes all common stock held,  including
stock underlying the Issuer's 8% Convertible Subordinated Promissory Notes ("Notes"). Reporting Person advanced $2 million in additional Notes in September, 2000. On September 21, 2000, the Issuer, with consent of the Reporting Person, converted the Reporting Person's entire holdings of Notes (which Notes Reporting Person has held for various periods), aggregating approximately $9.8 million (including principal and interest), at the rate of $1.86 per share.

(2) Owned directly by Allen & Company Incorporated, over which the Reporting Person may exercise control. Does not include certain shares owned directly by certain officers, directors and employees of the Reporting Person with respect to which the Reporting Personal disclaims beneficial ownership. The Reporting Person and certain significant stockholders of the Reporting Person may, consistent with applicable rules, be deemed the beneficial owner of the securities reported herein. However, such significant stockholders disclaim personal beneficial ownership of such securities to the extent they didn't have a pecuniary interest therein.

/s/ Kim M. Wieland                                       October 13, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date
      Name:  Kim M. Wieland
      Title: Chief Financial Officer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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